

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

July 23, 2010

Mr. Steven Hoffman
Chief Executive Officer
IX Energy Holdings, Inc.
711 Third Avenue, 12th Floor
New York, NY 10017

     **RE: IX Energy Holdings, Inc.
             Form 8-K Item 4.01 filed July 14, 2010
             Form 8-K/A Item 4.01 filed July 22, 2010
             File #333-151381**

Dear Mr. Hoffman:

     We have completed our review of your filings and do not have any further comments at this time.

                            Sincerely,

                            Jeffrey Gordon
                            Staff Accountant